Exhibit 99.(l)

CALAMOS ADVISORS LLC
2020 Calamos Court
Naperville, Illinois 60563

October 18, 2022

Calamos Antetokounmpo Sustainable Equities Trust

2020 Calamos Court

Naperville, Illinois 60563

Ladies and Gentlemen:

In order to provide Calamos Antetokounmpo Sustainable Equities Trust (the “Trust”) with initial capital, we hereby purchase from the Trust the amount of shares of the series of the Trust at the price per share as follows:

Fund	Number of Shares	Price Per Share	Total Investment
Calamos Antetokounmpo Sustainable Equities Fund	10,000	$10.00	$100,000
Total			$100,000

We represent and warrant to the Trust that the shares of the Trust are being acquired for investment and not with a view to distribution thereof, and that we have no present intention to redeem or dispose of any of the shares.

Very truly yours,

CALAMOS ADVISORS LLC

By:	/s/ Stephen Atkins
Name:	Stephen Atkins
Title:	Senior Vice President, Head of Fund Administration